[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

November 22, 2006

VIA EDGAR CORRESPONDENCE

Mr. Richard Pfordte

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statements on Form N-14 Filed on September 22, 2006
	Legg Mason Partners Investment Trust	File No. 333-137525
	Legg Mason Partners Managed Municipals Fund, Inc.	File No. 333-137530
	Legg Mason Partners Sector Series, Inc.	File No. 333-137527
	Legg Mason Partners Municipal Funds	File No. 333-137528
	Legg Mason Partners Investment Funds, Inc.	File No. 333-137538
	Legg Mason Partners Municipal Funds	File No. 333-137532

Dear Mr. Pfordte:

This letter responds to comments with respect to the above-referenced Registration Statements provided in a telephone conversation on November 1, 2006 between you and Kimberly Browning of the staff and Anthony Vertuno and the undersigned of this firm, as further discussed in another telephone conversation on the same date between you and the undersigned and in a telephone conversation on November 16, 2006 between you and the undersigned.

Comment 1. The legal opinion furnished by Willkie Farr & Gallagher LLP in each of the Registration Statements includes the following paragraph (the “Consent Paragraph”):

We hereby consent to the reference to us in the Registration Statement and the filing of this opinion as an exhibit to the Registration Statement. We are furnishing this opinion solely for your [the Registrant’s] benefit and this opinion may not be relied upon by any other person without our consent.

The wording of the second sentence of the Consent Paragraph should be modified so that it does not suggest that investors in the acquired funds are precluded from relying on the opinion.

Response. We agree to modify the opinion by deleting the second sentence of the Consent Paragraph. For each of the Registration Statements we prepared and executed new opinions, modified as described and current as of the date of their execution. The Registrants have included the new opinions in post-effective Amendments that were filed with the Commission on November 14, 2006, prior to the mailing date of the proxy statements/prospectuses to shareholders.

Mr. Richard Pfordte

November 22, 2006

Comment 2. Each Registration Statement includes a legality of shares opinion relating to the shares that are to be issued by the Registrant pursuant to that Registration Statement. Some of the Registration Statements include a combined proxy statement/prospectus that describes the offering of shares of one or more of the other Registrants. The legality of shares opinion filed by each Registrant in each Registration Statement that includes such a combined proxy statement/prospectus should incorporate by reference the legal opinions relating to the shares of other Registrants whose shares are being offered in the combined proxy statement/prospectus.

Response: The Staff’s comment suggests that each Registrant described in a combined proxy statement/prospectus is somehow “interested” in the offering of shares by other Registrant issuers. We believe that, to the extent this analysis forms the basis for the comment, it is in error. We believe that the legality of shares opinions filed comply exactly with the requirements of Form N-14 and that a reference in the opinions to securities being registered by other Registrants in other Registration Statements is neither necessary nor appropriate. Form N-14 requires an opinion of counsel “as to the legality of the securities being registered.” Each N-14 registers the shares of a particular Registrant. The use of a combined proxy statement/prospectus to solicit shareholder approval of more than one reorganization transaction involving more than one Registrant’s shares does not serve to transform the Form N-14 into a joint registration statement being used to register shares of all the Registrants. Consistent with longstanding practice for combined prospectuses and statements of additional information (“SAIs”) filed on Form N-1A that are used to offer shares of multiple registrants, we do not believe that the use of a combined proxy statement/prospectus changes the identity of the Registrant or the securities being registered.

Comment 3. Each Registration Statement includes the consent of the independent registered public accounting firm relating to the financial statements of the Registrant and the pro forma financial statements that include the Registrant’s financial data. Some of the Registration Statements include a combined proxy statement/prospectus that describes the offerings of one or more of the other Registrants. Please “fill in the gaps” by including, in each Registration Statement with a combined proxy statement/prospectus, an additional consent of the independent registered public accounting firm relating to the financial statements of each issuer other than the Registrant whose shares are being offered in the combined proxy statement/prospectus.

Response. Similar to our response to Comment 2 above, we do not agree that there are “gaps” in the consents covering the required financial statements of the various issuers. The financial statements of each issuer are the subject of a consent given by the applicable independent registered public accounting firm, with each consent being included in the Registration Statement of the issuer that is the Registrant filing that Registration Statement. We respectfully submit that this practice, which conforms to longstanding industry practice, fully meets the requirement to furnish consents in registration statements. In each Registration Statement, each set of financial statements incorporated by reference in the proxy statement/prospectus and SAI is the subject of an appropriate accountant’s consent, and each consent is filed in the Registration Statement of the issuer to which it applies. Furthermore, from an investor protection perspective, no additional consents should be necessary; shareholders considering any of the possible transactions presented in the proxy statements/prospectuses are, by virtue of the Securities Act registration process, relying on the Form N-14 Registration Statement of the relevant acquiring fund, including the financial statements relating to the acquiring fund and the applicable accountant’s consent filed by the acquiring fund.

Mr. Richard Pfordte

November 22, 2006

The practice followed by the Registrants here results in each set of financial statements being covered by a consent of an independent registered accounting firm, without “gaps,” and, to our knowledge, is consistent with industry practice for the use of both Form N-1A and N-14.

* * * * *

If you have any questions regarding our responses, please do not hesitate to contact me at 212-728-8558 or Anthony Vertuno at 202-303-1203.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

cc:	Kimberly Browning, Esq., Division of Investment Management, SEC
Vincent J. Di Stefano, Esq., Division of Investment Management, SEC
Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Robert Brault, Legg Mason & Co., LLC
Alfred B. Fichera, KPMG LLP
John Capone, KPMG LLP
Burton M. Leibert, Esq.
Benjamin J. Haskin, Esq.
Anthony A. Vertuno, Esq.